September 25, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eHealth, Inc.

File No. 333-133526

Ladies and Gentlemen:

Attached for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) covering the registration of shares of common stock of eHealth, Inc. (the “Registrant”), together with related exhibits. The Registrant will retain a fully executed copy of the Registration Statement for a period of not less than five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 4 and (ii) three hard copies of Amendment No. 4 which are marked to show changes to the Registration Statement filed on August 11, 2006.

Please note that the Company and the underwriters of the offering currently anticipate requesting effectiveness of the Registration Statement as early as 9:00 a.m. on October 11, 2006. Thank you in advance for your assistance with that time schedule.

Please call the undersigned at (650) 321-2400 should you have any questions or comments with regard to this matter.

Very truly yours,

/s/ Amanda Galton

Amanda Galton

Attachment

cc:	Bennett L. Yee, Esq.

Caine T. Moss, Esq.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE, MENLO PARK, CA 94025 / PHONE: 650.321.2400 / FAX: 650.321.2800

MENLO PARK / BOSTON / NEW YORK / SAN DIEGO